EXHIBIT 34.4

Report of Independent Registered Public Accounting Firm

The Board of Directors

Wilmington Trust Company:

We have examined Wilmington Trust Company’s (the Company) compliance with the servicing criteria set forth in Item 1122(d)(1)(ii) of the Securities and Exchange Commission’s Regulation AB for asset-backed transactions involving floorplan receivables, accounts receivable and asset based lending receivables initiated or amended for purposes of Regulation AB on or after January 1, 2006, for which the Company provides trustee services (the Platform) as of and for the year ended December 31, 2007. Management has determined that all other criteria set forth in Item 1122(d) are not applicable to the activities it performs with respect to the Platform. A single master trust, the GE Dealer Floorplan Master Note Trust, has been defined by the Company as constituting the platform.  Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on the Company’s compliance based on our examination. As indicated in management’s assessment the Company ceased serving as Indenture Trustee effective May 31, 2007, with respect to the single master trust included within the Platform.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with servicing criterion 1122(d)(1)(ii), as applicable to the Company during the year ended December 31, 2007. The Company did not monitor on a regular basis a third party’s performance of and compliance with servicing activities related to the Platform.

In our opinion, because of the effect of the material noncompliance described above, the Company did not comply with the aforementioned servicing criterion as of and for the year ended December 31, 2007.

/ s / KPMG LLP

Philadelphia, PA
March 27, 2008